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SECURITIES AND EXCHANGE COMMISSION

02018216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paramount Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

RECEIVED MAR 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Rubin (212) 554-4377
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramount Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Stephen C. Rocamboli
Notary Public of New York
No. 02RO6020383
Qualified in Kings County
Commission Expires March 08, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARAMOUNT CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paramount Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paramount Capital, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Paramount Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A Eisner + Company, LLP

New York, New York
February 12, 2002

PARAMOUNT CAPITAL, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 1,902,058**
Commissions and consulting fees receivable	**259,616**
Due from broker	**551,479**
Reimbursements receivable from related parties (Notes D and E)	**222,298**
Prepaid expenses and other assets	**242,255**
Prepaid and refundable taxes	**27,754**
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $1,231,348 (Note B[1])	**382,798**
Deferred income taxes (Note C)	**174,900**
	$ 3,763,158
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions payable	**$ 219,004**
Accrued expenses and other liabilities	**149,195**
Deferred rent (Note E)	**651,445**
Total liabilities	**1,019,644**
Commitments and contingencies (Notes E and G)	
Stockholder's equity:	
Common stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	**1**
Additional paid-in capital	**2,459,999**
Retained earnings	**283,514**
Total stockholder's equity	**2,743,514**
	$ 3,763,158

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commissions and placement fees (Note D[2])	$ 1,806,783
Consulting fees	23,500
Interest income	125,928
Other income	87,692
	2,043,903
Expenses:	
Commissions	717,614
Employee compensation and benefits	1,734,279
Occupancy and rentals (Note E)	247,549
Professional and consulting fees	355,108
Communication	153,457
Travel and entertainment	47,904
Regulatory fees and expenses	50,967
Depreciation and amortization	236,327
Insurance	15,694
Other operating expenses	72,802
	3,631,701
Loss before provision for income tax benefit	(1,587,798)
Provision for income tax benefit (Note C)	96,682
Net loss	$ (1,491,116)

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance - January 1, 2001	100	$ 1	$ 2,459,999	$ 2,224,630	$ 4,684,630
Net loss				(1,491,116)	(1,491,116)
Distributions				(450,000)	(450,000)
Balance - December 31, 2001	100	$ 1	$ 2,459,999	$ 283,514	$ 2,743,514

See notes to financial statements

PARAMOUNT CAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	**$ (1,491,116)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**236,327**
Deferred income taxes	**(96,682)**
Deferred rent	**(83,307)**
Changes in:	
Commissions receivable	**360,213**
Due from broker	**(19,440)**
Due from related parties	**(36,108)**
Prepaid expenses and other assets	**(76,671)**
Prepaid and refundable taxes	**(10,855)**
Commissions payable, accrued expenses and other liabilities	**(1,302,890)**
Net cash used in operating activities	**(2,520,529)**
Cash flows used in investing activities:	
Acquisition of furniture, equipment and leasehold improvements	**(37,195)**
Cash flows used in financing activities:	
Distributions	**(450,000)**
Net decrease in cash and cash equivalents	**(3,007,724)**
Cash and cash equivalents - January 1, 2001	**4,909,782**
Cash and cash equivalents - December 31, 2001	**$ 1,902,058**
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	**$ 11,982**

See notes to financial statements

Notes to Financial Statements
December 31, 2001

NOTE A - THE COMPANY

Paramount Capital, Inc., (the "Company") is a registered broker-dealer engaged in conducting private securities offerings for issuers of corporate securities on a best efforts basis. The Company also acts as an introducing broker, whereby it introduces customer transactions to a correspondent broker on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Depreciation and amortization are provided using the straight-line method over estimated useful lives for furniture and equipment of 5 years, and the shorter of the lease term or estimated useful lives of leasehold improvements.

[2] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[3] For purposes of the statement of cash flows, the Company considers all highly liquid money market instruments with original maturity of three months or less to be cash equivalents. At December 31, 2001, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances.

NOTE C - INCOME TAXES

The Company has elected to be taxed as an S corporation for Federal and New York State purposes. As a result of this election, the Company's income or loss is reportable on the individual tax return of its stockholder. The Company is subject to New York City corporate tax and, to a limited extent, New York State corporate tax. Accumulated S corporation earnings available for distribution to the stockholder are approximately $1,450,000.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. These differences are primarily a net operating loss carryforward for New York City, and the difference between rent, depreciation and amortization expenses for financial reporting purposes and such expenses deductible for income tax purposes.

The deferred tax asset consists of the following:

New York City net operating loss carryforward	$ 128,686
Deferred rent	21,269
Depreciation	24,945
Deferred tax asset	$ 174,900

No valuation allowance has been provided for deferred tax assets, since, in the opinion of management, realization of these assets is more likely than not.

The Company's net operating loss carryover for New York City corporate tax purposes amounted to approximately $1,494,000 at December 31, 2001 and expires in 2021.

NOTE D - RELATED PARTY TRANSACTIONS

[1] The Company has a month-to-month expense-sharing agreement with certain affiliated corporations, related by common ownership, whereby office, administrative and occupancy (see Note E) expenses incurred for the benefit of all parties are allocated among the entities. During the 2001 fiscal year approximately 80% of such costs have been allocated to affiliates. Reimbursements receivable includes allocable amounts due to the Company pursuant to the expense-sharing agreement and other reimbursable expenses at December 31, 2001.

[2] Commission income includes fees earned from private placements with certain entities which share common officers or directors with the Company. The Company earned commission income of approximately $201,000 from related entities for the year ended December 31, 2001.

NOTE E - COMMITMENTS

The Company's office lease agreement is for an eleven year term expiring April 30, 2008 with a five year renewal option. The lease provides for a 12 month period during which no payments of rent were required. For financial reporting purposes, expense related to the lease is recognized on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as deferred rent to be amortized over the lease term. Rent expense charged to operations for the year totalled $216,787, net of amounts allocated to affiliates.

The Company maintains a letter of credit in favor of the landlord in the amount of $1,279,093 as security for performance under the lease. The Company's sole shareholder has personally guaranteed the letter of credit and rent payments due under the lease.

Future minimum lease payments under the lease are approximately as follows:

Year Ending December 31,	
2002	$ 1,245,000
2003	1,279,000
2004	1,279,000
2005	1,279,000
2006	1,279,000
Thereafter	1,705,000
	$ 8,066,000

Under present expense-sharing arrangements (see Note D[1]) it is anticipated that a significant portion of these minimum lease payments will be allocated to certain affiliated companies.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of approximately $1,658,000 which was $1,590,000 in excess of its required net capital. The Company's net capital ratio was .61 to 1.

NOTE G - CONTINGENCIES, CONCENTRATION OF CREDIT RISK AND OTHER MATTERS

The Company keeps most of its cash with major banks. The account balances often exceed the FDIC insurance limit.

In connection with the Company's placement agent activities, funds raised are deposited into escrow accounts under the terms of the sales of securities agreements. To the extent that any best efforts offerings have achieved the minimum requirement, commission income and related liabilities are included in the financial statements. These escrow accounts and the related liabilities are not otherwise reflected in the accompanying financial statements.

The Company clears its introduced transactions through another broker-dealer which is highly capitalized and a member of major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE H - SUBSEQUENT EVENT

In January 2002, the Company paid a dividend of $250,000 to its sole stockholder.

SUPPLEMENTARY INFORMATION

PARAMOUNT CAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity from statement of financial condition	$ 2,743,514
Deductions:	
Nonallowable assets:	
Commissions receivable	145,507
Furniture, equipment and leasehold improvements	382,798
Prepaid expenses and other assets	91,465
Receivables from related parties	222,298
Prepaid taxes	27,754
Deferred income taxes	174,900
	1,044,722
Net capital before haircuts on securities	1,698,792
Haircuts on money market funds	40,370
Net capital	$ 1,658,422
Aggregate indebtedness:	
Commissions payable, accrued expenses and other liabilities	$ 368,199
Deferred rent	651,445
Aggregate indebtedness	$ 1,019,644
Percentage of aggregate indebtedness to net capital	61%
Minimum capital required	67,977
Excess of net capital over minimum requirement	1,590,445

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Eisner

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Paramount Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paramount Capital, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ('SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Paramount Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard A Eisner + Company, LLP

New York, New York
February 12, 2002